UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 42)

MGM Resorts International

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 91,173,744 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 91,173,744 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,173,744 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 489,599,080 shares of common stock issued and outstanding as of August 1, 2013, based upon information contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 91,173,744 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 91,173,744 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,173,744 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 489,599,080 shares of common stock issued and outstanding as of August 1, 2013, based upon information contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013.

This Amendment No. 42 amends and supplements the Statement on Schedule 13D filed by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda, with the Securities and Exchange Commission (the “SEC”) on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007, June 20, 2007, August 7, 2007, August 22, 2007, March 5, 2008, July 8, 2008, September 3, 2008, October 16, 2008, February 19, 2009, May 18, 2009, May 20, 2009, September 9, 2009, October 20, 2009, April 16, 2010, October 13, 2010, October 18, 2010 (two filings), October 21, 2010, November 12, 2010, January 28, 2011, April 20, 2011, August 18, 2011, February 28, 2012, April 4, 2012 and March 14, 2013, and as amended by that certain Schedule TO-T filed by Tracinda and Mr. Kerkorian with the SEC on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (“Common Stock”), of MGM Resorts International, a Delaware corporation ( “MGM Resorts” or the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 42 shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On March 13, 2013, Tracinda filed with the Federal Trade Commission a Notification pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder in connection with its potential purchases of additional shares of Common Stock either in the open market or directly from third parties. Since making that filing, Tracinda has made no purchases of Common Stock.

Tracinda monitors its investment in the Company by, among other things, contacting Company management to address operations and market conditions. Tracinda continues to believe that there is substantial value in the assets of MGM Resorts and that the Company is a good long-term investment. As the Company’s largest stockholder, Tracinda occasionally receives inquiries regarding the Company and Tracinda’s shares of Common Stock. From time to time, Tracinda may continue to explore potential transactions involving purchases or sales of shares of Common Stock (including negotiated or other sale transactions). Tracinda may ultimately not enter into any such transaction.

Tracinda complies with the Company’s Securities Trading Policy and, therefore, may generally trade Common Stock only during “trading windows” established by the Company. The next trading window is expected to open on the third trading day following issuance of the Company’s earnings release for the quarter ended September 30, 2013.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 18, 2013

TRACINDA CORPORATION

	By:	Anthony L. Mandekic
Anthony L. Mandekic
CEO, President and Secretary/Treasurer

KIRK KERKORIAN

	By:	Anthony L. Mandekic
Anthony L. Mandekic
Attorney-in-Fact *

*	Power of Attorney previously filed as Exhibit A to the Schedule 13D on June 11, 1999.